FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  June 2, 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Almaden Minerals Ltd. (the "Company" or "Almaden") for the three months ended March 31, 2005 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and related notes contained in the annual report. The date of this management's discussion and analysis is May 12, 2005. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals. Lack of interest lead to low market capitalizations and major mining companies found it was easier to grow by purchasing companies or mines rather than explore for them. This, in turn, lead to downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the pipeline and a developing shortage of experienced explorationists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work. As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are beginning to seek properties of merit to explore.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company's financial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company's exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs and has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company's exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden's exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden's exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions it operates in. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal council in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in British Columbia and the Yukon Territory may affect the Company's properties in these jurisdictions in the future.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the financing of the conduct of its business by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company's interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of May 12, 2005 there were share purchase options outstanding allowing the holders of these options to purchase 4,176,783 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 1,848,105 shares of common stock.  Directors and officers of the Company hold 3,619,783 of these share purchase options.  An additional 557,000 share purchase options are held by employees and consultants of the Company.  None of the share purchase warrants are held by Directors.  Given the fact that as of May 12, 2005 there were 31,172,767 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company's shares.

Lack of Trading Volume

The lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company's shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term.

Conflict of Interest

Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions and may have a material, adverse effect on its financial position.

Exploration projects - Canada

Siwash Gold Deposit

The Company completed a 44-hole, 10,265 meter diamond drill program in 2004 to test the continuity of mineralization at it's wholly owned Siwash Gold Mine in B.C. Calculation of an updated resource estimate incorporating the diamond drill and mine sample data up to and including 2003 was completed in May of 2004 by Giroux Consultants Ltd. The estimate included a measured and indicated resource of 207,600 oz (6,457,000 grams) gold in 736,670 tons and an inferred resource of 207,800 oz (6,463,300 gm) gold in 1,451,950 tons.  A drill program of approximately $1,000,000 has been proposed for the current year.

ATW Diamond Project, NWT, Canada

Almaden has a net 37.5% interest in this project where work over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest is planned for the upcoming summer in preparation for diamond drilling in the February to April 2006 field season.

PV and NIC Gold-Silver Projects, Canada

These projects are optioned to Consolidated Spire Ventures Ltd. ("Spire") on terms whereby Spire can earn a 60% interest by spending $1.3 million on exploration and issuing 600,000 shares to Almaden, all before the end of 2007.

Sam Gold-Silver Project, Canada

An exploration program is planned for 2005 to include the following: further prospecting and recon rock/silt geochemical sampling, geological mapping, grid based soil geochemical sampling and mechanized trenching on both the Discovery and JJ mineral zones.

Exploration projects - Mexico

Fuego Gold-Silver Property

This project is optioned to Horseshoe Gold Mining Inc. ("Horseshoe") under terms whereby Horseshoe has an option to earn a 50% interest by spending US$2 million on exploration and issuing 1,000,000 shares to Almaden. Horseshoe has the option to acquire a further 10% interest by spending an additional US$1 million on exploration. Upon Horseshoe earning a 60% interest, Almaden would have 120 days to sell its remaining 40% interest to Horseshoe in return for a 40% interest in the then issued capital of Horseshoe. Horseshoe has informed the Company that diamond drilling is planned for the first half of 2005.

Caballo Blanco Gold-Silver Project

This project is optioned to Comaplex Minerals Ltd. ("Comaplex") who can earn a 60% interest by spending US$2 million. Comaplex informed the Company that diamond drilling is planned for the first half of 2005.

Galeana Gold-Silver Project

This project was optioned to Grid Capital Corp. ("Grid") who returned the property to Almaden early in 2005. The Company is waiting for final reports from Grid before determining further plans.

El Pulpo Gold-Copper-Silver Project

In December 2004, the Company entered into an agreement with Ross River Minerals Inc. in which the Company agreed to sell a 100% of its right, title and interest in the prospect for 2.2 million shares of Ross River. Ross River is required to issue an additional 1.0 million shares when exploration and development expenditures on the property meet or exceed US $10.0 million and an additional 1.0 million shares on the delivery of a positive feasibility study recommending production on any part of the property. Almaden will retain a 2% NSR regarding any minerals from it's formerly 100% owned concessions. After a feasibility study is completed on a mineral deposit, one half of this 2% NSR (a 1% NSR) can be purchased by Ross River from Almaden for fair market value as determined by an internationally recognized engineering firm acceptable to both parties.  Final documentation is currently being completed.

BHP Billiton Joint Venture

The Company has renegotiated and extended its agreement with BHP to carry out grass roots exploration in a portion of Mexico for copper-gold deposits.   The new agreement covers a reduced area within the much larger original area.  It was selected based on results of the first phase program.  The new agreement also capped the amount BHP Billiton would have to spend on any feasibility study it may conduct.

San Carlos Copper-Gold Project

The San Carlos project is optioned to Hawkeye Gold and Diamond Inc. ("Hawkeye").  On April 13, 2005, the Company renegotiated the option agreement made during March 2004.  Under the terms of the new agreement. Under the terms of the new agreement, Hawkeye has the right to earn a 51-per-cent interest in the San Carlos property by:

1.  issuing 850,000 common shares and paying US$40,000.00 on or before the fifth business day next following the date of final acceptance (the new effective date)of the new agreement by the TSX Venture Exchange;

2. issuing an additional 100,000 shares on each of the first and second anniversaries of the new effective date;

3. incurring exploration expenses totalling not less than US$450,000 not later than the first anniversary of the new effective date;

4. incurring further exploration expenses totalling not less than US$550,000 not later than the second anniversary of the new effective date; and

5. incurring further exploration expenses totalling not less than US$1-million not later than the third anniversary of the new effective date.

Hawkeye may also earn an additional 9-per-cent interest in the property by issuing 100,000 shares before each of the third, fourth and fifth anniversaries of the new effective date and by incurring additional exploration expenses totalling not less than US$2-million not later than the sixth anniversary of the new effective date.

A 2-per-cent net smelter return is reserved to the original owner of certain of the claims. When Hawkeye has earned its interest in the property, a joint venture will be formed in respect of the property."

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	For the quarters ended (unaudited)
	Mar 31 2005	Dec 31 2004	Sept 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003
Total revenues	$142,249	$26,417	$40,516	$113,281	$62,682	$59,106	$3,592	$35,825
Net loss	162,899	1,757,487	725,410	258,688	324,218	567,215	260,373	223,008
Net loss per share	0.005	0.07	0.02	0.01	0.01	0.03	0.01	0.01
Write-down of interest in mineral properties	11,072	582,260	306,773	1,322	13,003	49,327	8,984	43,737
Stock option compensation	-	1,205,820	-	-	28,963	96,000	-	30,000
Working capital	4,273,829	4,659,617	5,325,508	5,136,067	5,255,565	5,100,785	1,832,684	1,042,920
Total assets	10,212,087	10,215,275	11,238,229	10,695,340	10,591,469	10,341,770	6,834,870	5,300,783

Results of operations

Almaden's operations during the quarter ended March 31, 2005 produced a net loss of $162,899 or $0.005 per share compared to a net loss of $324,218 or $0.01 per share for the same quarter last year. The fluctuation in net loss is primarily due to an increase in proceeds received (securities issued to the Company) from mineral properties option agreements in excess of the carrying value of the properties and the gain realized on the sale of such marketable securities.

The Company has no revenue from mining operations. Revenue currently consists of proceeds received from mineral properties option agreements in excess of the carrying value of the properties, interest income and the recovery of value-added tax in Mexico, all of which increased during the current quarter compared to the same fiscal quarter last year.

General and administrative costs increased during the current quarter as compared to the same quarter last year primarily due to the Company's co-ordination of its offsite storage facilities. The Company participated in the Vancouver Investment Conference and the Prospectors and Developers Association Conference in Toronto and engaged Kitco Casey to carry its corporate profile during the quarter. General exploration activities decreased during the current quarter.

Significant non-cash expenses include the write-down of marketable securities to the lower of cost or markets and the gain on sale of securities.

Liquidity and capital resources

At March 31, 2005, the Company had cash and cash equivalents of $3,748,632 as compared to $4,125,706 at December 31, 2004, the Company's most recent year end. At March 31, 2005, the Company had working capital of $4,273,829 as compared to $4,659,617 at December 31, 2004.  The decrease in cash is primarily due to investment in mineral properties made during the period. In addition, the market value of the Company's inventory of gold bullion at March 31, 2005 was $832,724 - $557,956 above book value. The market value of equity securities at March 31, 2005 was $1,086,213 - $554,687 above book value. These values differ from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. The Company deferred an exploration advance $103,470 for an IP program undertaken in the following quarter.  Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used for operating activities during the quarter ended March 31, 2005 was $105,331 compared to $397,797 during the same quarter last year, after adjusting for the non-cash activities.

Cash flows from financing activities during the quarter ended March 31, 2005 were $21,250 from the exercise of stock options compared to $569,461 for the quarter ended March 31, 2004 primarily from private placement financings and the exercise of share purchase warrants.

Cash used for investing activities during the quarter ended March 31, 2005 was $292,993 compared to $303,868 during the same quarter last year.  The primary reason for the decrease was due to proceeds received on the sale of marketable securities during the current quarter compared to the purchase of securities in the comparative quarter.  Investment in property, plant and equipment decreased in the current quarter.  Investment of $373,217 was made in mineral properties interests, primarily the payment of the first half of 2005 mining taxes and staking of new claims in Mexico, payment in lieu on its Prospector Mountain claims in the Yukon  and a geophysical program undertaken on the Erika project in Mexico.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2009. During Fiscal 2005, the Company intends to pay $1,995 cash-in-lieu of work on its Cabin Lake claims to keep them in good standing. The Company must pay $1,500 yearly for mineral lease rent on its Elk property. The Company renewed its Rock River coal licenses in Fiscal 2004 for a three-year term. The cost to Almaden (50%) will be $9,385 in Fiscal 2005 and $18,770 in Fiscal 2006. Should the Company not option its Galeana and As de Oro prospects in Mexico by the time their next option payments are due, the Company intends to make these payments of $14,250 each (U.S.$10,000 plus value added tax). All other property options payments on the Company's projects have been assumed by third parties who are earning their interests in the projects. In January 2005, the Company entered into a letter agreement to fund the purchase of a diamond drill at an estimated cost of $200,000 of which $105,000 has been advanced to date. The following table indicates the total aggregate contractual commitments for each period.

	2005	2006	2007	2008	2009	Thereafter

Office lease	$27,945	$37,260	$37,260	$37,260	$3,105	-
Mineral property acquisition/maintenance payments	$41,380	$20,270	-	-	-	-
Property, plant and equipment acquisition	$95,000	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in note 2 to the annual consolidated financial statements for the year ended December 31, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company early adopted the standard and the consolidated financial statements for the years ended December 31, 2004 and 2003 reflect this. This change has been applied retroactively and the consolidated financial statements for 2002 have been restated. The effect of this change was to increase the net loss for the year ended December 31, 2002 by $162,000 for a net loss of $3,198,025. Please see Note 2(j) and 3(a) to the audited consolidated financial statements for the year ended December 31, 2004 for further details.

Flow-through shares

The Emerging Issues Committee - 146 amended the accounting standard with respect to flow-through shares during 2004.  The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  The Company adopted the standard and the consolidated financial statements for the year ended December 31, 2004 reflect these recommendations.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time. Please see Note 3(c) to the audited consolidated financial statements for further details.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value. As at May 12, 2005, there were 31,172,767 outstanding common shares.

During the quarter ended March 31, 2005, the Company received cash proceeds of $21,250 on the exercise of stock options.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms and outstanding balance are disclosed in note 9 to the consolidated financial statements for the year ended December 31, 2004.

At the Annual & Special General Meeting of the Company scheduled for May 18, 2005, shareholders will be asked to consider and if deemed advisable to pass appropriate resolutions to change the number of common shares which the Company is authorized to issue from 100,000,000 to an unlimited number and to change the Company's Stock Option Plan from a fixed maximum number of 2,900,000 shares to a number not to exceed 10% of the issued and outstanding shares of the Company.

Related party transactions

A total of $29,875 (2004 - $27,600) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and web-site management services during the quarter. A total of $18,000 (2004 - $35,194) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the quarter. These amounts are included in general exploration, mineral property costs and general and administrative. A total of $17,482 (2004 - $15,613) was paid to Dione Bitzer, an Officer of the Company for accounting services during the quarter.  This amount is included in professional fees.

Outlook

Almaden currently has ten joint ventures and a regional exploration program with BHP Billiton underway to explore for copper-gold deposits in Mexico.  The Company has a strong cash position that will enable it to continue its own exploration efforts in Mexico and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

ALMADEN

MINERALS LTD.

1103 - 750 West Pender St.

Vancouver, B.C.  V6C 2T8

Tel:  604 - 689 - 7644

Fax:  604 - 689 - 7645

Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2005.

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

March 31, 2005 and December 31, 2004

	March 31, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$3,748,632	$4,125,706
Accounts receivable and prepaid expenses	316,151	213,176
Marketable securities (Note 2)	531,526	504,754
Inventory (Note 3)	274,768	274,768
TOTAL CURRENT ASSETS	4,871,077	5,118,404
PROPERTY, PLANT AND EQUIPMENT	600,136	575,142
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 4)	4,659,374	4,440,229
TOTAL ASSETS	$10,212,087	$10,215,275

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$114,125	$79,134
Deferred exploration advances (Note 5)	103,470	-
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	597,248	458,787

SHAREHOLDERS' EQUITY

Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 6)
31,172,767 shares - March 31, 2005
31,142,767 shares - December 31, 2004	25,290,388	25,258,538
Contributed surplus (Note 6)	1,587,754	1,598,354
Deficit accumulated during the exploration stage	(17,262,303)	(17,100,404)
TOTAL SHAREHOLDER'S EQUITY	9,614,839	9,756,488
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$10,212,087	$10,215,275

ON BEHALF OF THE BOARD:

"Duane Poliquin"

Duane Poliquin, Director

"James E. McInnes"

James E. McInnes, Director

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Operations and Deficit

Three month periods ended March 31, 2005 and 2004
(unaudited)

	Three Months ended March 31,
	2005	2004

REVENUE
Mineral properties	$113,522	$19,866
Interest income	20,975	24,985
Other income	7,752	17,831
	142,249	62,682

EXPENSES
General and administrative expenses (Schedule)	183,412	159,979
General exploration expenses	135,598	182,024
Write-down of interests in mineral properties	11,072	13,003
Stock option compensation	-	28,963
	330,082	383,969
	(187,833)	(321,287)
WRITE-DOWN OF MARKETABLE SECURITIES	(63,396)	-
GAIN (LOSS) ON SALE OF SECURITIES	59,644	(10,576)
GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT	10,995	-
FOREIGN EXCHANGE GAIN	17,691	7,645
NET LOSS	(162,899)	(324,218)
DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	(17,100,404)	(13,696,201)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(17,263,303)	$(14,020,419)

NET LOSS PER SHARE Basic and diluted	$(0.005)	$(0.011)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	35,540,700	29,310,332

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

Three month periods ended March 31, 2005 and 2004
(unaudited)

	Three Months Ended March 31,
	2005	2004

OPERATING ACTIVITIES
Net loss	$(162,899)	$(324,218)
Items not affecting cash
Depreciation	18,253	12,131
(Gain) loss on marketable securities	(59,644)	10,576
Write-down of marketable securities	63,396	-
Write-down of interests in mineral properties	11,072	13,003
Stock-based compensation	-	28,963
Gain on sale of property, plant and equipment	(10,995)	-
Change in non-cash working capital components
Accounts receivable and prepaid expenses	(102,975)	(113,745)
Accounts payable and accrued liabilities	34,991	20,005
Deferred exploration advances	103,470	(44,512)
	(105,331)	(397,797)

FINANCING ACTIVITIES
Issuance of shares - net of expenses	21,250	569,461

INVESTING ACTIVITIES
Marketable securities
Purchases	-	(138,156)
Net proceeds	112,476	-
Property, plant and equipment
Purchases	(32,252)	(72,451)
Mineral properties
Costs	(373,217)	(93,261)
	(292,993)	(303,868)

NET CASH OUTFLOW	(377,074)	(132,204)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,125,706	4,838,914

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,748,632	$4,706,710

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2005
(unaudited)

1.

BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2004, specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; Note 3 on Accounting Changes; and Note 16 on Contingency. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2004 accounts.

Certain comparative balances have been reclassified to conform with the current period financial statement presentation.

2.

MARKETABLE SECURITIES

	March 31,	December 31,
	2005	2004

Money market investments	$-	$-
Equity securities	531,526	504,754
	$531,526	$504,754

The market value of the investments as at March 31, 2005 was $1,086,213 (December 31, 2004 - $1,045,147.

3.

INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at March 31, 2005 is $832,724 (December 31, 2004 - $843,599).

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2005
(unaudited)

4.

MINERAL PROPERTIES

	March 31, 2005	December 31, 2004
Canada
Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$2,577,582	$2,557,245
ATW Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	209,043	196,944
PV 100% interest in mineral claims in British Columbia	117,449	130,897
MOR 100% interest in mineral claims in the Yukon Territory	31,697	31,524
SAM 100% interest in mineral claims in British Columbia	73,968	57,599
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	64,470	39,339
Cabin Lake 100% interest in mineral claims in the Yukon Territory	1	1
Caribou Creek 100% interest in mineral claims in the Yukon Territory	1	1

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz State	547,701	524,885
El Pulpo 100% interest in mineral claims in Sinaloa State	1	1
San Carlos / San Jose 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	203,142	203,142
Galeana Option to purchase 100% interest in mineral claims in Chihuahua State	1	1
Yago / La Sarda 100% interest in mineral claims in Nayarit State	291,130	277,465
Fuego 100% interest in mineral claims in Oaxaca State	1	58,135

Interests in various other mineral claims	543,187	363,050
	$4,659,374	$4,440,229

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2005
(unaudited)

5.

DEFERRED EXPLORATION ADVANCES

At March 31, 2005, the Company has deferred an advance of $103,470 received from Ross River Minerals Inc.  These funds will be used to conduct an IP geophysical program on behalf of Ross River Minerals Inc. on the El Pulpo project.

6.

SHARE CAPITAL

The changes in issued shares since December 31, 2004 to March 31, 2005 are as follows:

	Number	Amount

Balance, December 31, 2004	31,142,767	$25,258,538

Issued in the period for cash
Exercise of stock options	30,000	21,250
Add contributed surplus on
exercise of stock options	-	10,600

Balance, March 31, 2005	31,172,767	$25,290,388

Warrants

	Number of Warrants	Expiry Date	Exercise Price Range

Outstanding, December 31, 2004 and March 31, 2005	1,848,105	August 7, 2005 to September 18, 2008	$0.80 to $2.25

At March 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise Price Range
1,509,000	September 18, 2005/2006/2007/2008	$1.50/1.75/2.00/2.25
103,750	August 7, 2005	0.80
140,000	December 30, 2005	1.85
68,355	December 30, 2005	2.25
27,000	August 16, 2005	2.25
1,848,105

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2005
(unaudited)

6.

SHARE CAPITAL (Continued)

Options

The Company has a fixed stock option plan which permits the issuance of options up to 10% of the Company's issued share capital.  The maximum number of shares reserved for issuance under this plan is 2,900,000.  At March 31, 2005, the Company has granted all stock options available under the plan.   The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is ten years.  The Company also has stock options outstanding relating to the period before the introduction of the fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of 5 years) and the time during which any option may vest.  No options were granted during the three months ended March 31, 2005.

The following table presents the outstanding options as at March 31, 2005 and changes during the period:

Fixed Options	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2004	4,206,783	$ 0.91
Exercised	(30,000)	0.71
Outstanding at March 31, 2005	4,176,783	$0.91
Options exercisable at March 31, 2005	4,176,783

The following table summarizes information about stock options outstanding at March 31, 2005

Options Outstanding and Exercisable
Number	Expiry	Exercise
of Shares	Date	Price

35,000	January 28, 2006	2.35
560,000	March 1, 2006	0.30
91,092	August 23, 2006	0.27
900,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
50,000	April 7, 2008	0.74
40,000	September 26, 2008	1.37
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,386,000	December 14, 2009	1.67
4,176,783

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2005
(unaudited)

6.

SHARE CAPITAL (Continued)

Contributed surplus

Balance, December 31, 2004	$ 1,598,354

Exercise of stock options	(10,600)

Balance, March 31, 2005	$ 1,587,754

7.         RELATED PARTY TRANSACTIONS

A company controlled by the founding shareholder of the Company was paid $29,875 for technical services  and website management during the three months ended March 31, 2005.

A company controlled by a relative of the founding shareholder of the Company was paid $18,000 for geological services during the three months ended March 31, 2005.

An officer of the Company was paid $17,482 for professional services rendered during the three months ended March 31, 2005.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

Three month periods ended March 31, 2005 and 2004
(unaudited)

	Three Months Ended March 31,
	2005	2004

Bank charges and interest	$1,574	$2,265
Depreciation	18,253	12,131
Insurance	2,121	1,634
Office and licenses	42,147	25,855
Professional fees	38,759	48,197
Rent	29,264	24,195
Stock exchange fees	11,816	13,425
Telephone	3,307	3,752
Transfer agent fees	1,751	3,387
Travel and promotion	34,420	25,138
	$183,412	$159,979

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, DUANE POLIQUIN, President and Chief Executive Officer of Almaden Minerals Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Almaden Minerals Ltd. for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

May 13, 2005

"Duane Poliquin"

DUANE POLIQUIN

President and Chief Executive Officer.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, DIONE BITZER, Chief Financial Officer of Almaden Minerals Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Almaden Minerals Ltd. for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

May 13, 2005

"Dione Bitzer"

DIONE BITZER

Chief Financial Officer.

ALMADEN MINERALS LTD.

Annual General Meeting of Holders

of Common Shares of

Almaden Minerals Ltd. (the "Issuer")

May 18, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote
1. Determine the number of Directors at (7) seven	Carried
2. Elect the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed.	Carried
(a) Duane Poliquin	Elected
(b) Morgan Poliquin	Elected
(c) James E. McInnes	Elected
(d) Jack McCleary	Elected
(e) Joseph Montgomery	Elected
(f) Donald Lorimer	Elected
(g) Gerald Carlson	Elected
3. Appoint of Deloitte & Touche LLP, Chartered Accountants, as Auditor of the Issuer for the next year and to authorize the directors to fix the Auditor's remuneration	Carried
Votes by Poll
	Outcome	For	Against
Special Business
1. To approve, by resolution, the amendment to the Issuer's incentive stock option plan. *	Carried	1,907,788	42,769
2. Approve, by resolution, the Alteration of the Issuer's Notice of Articles by the removal of the Pre-existing Company Provision	Carried	4,411,412	15,199
3. To approve, by resolution, the Issuer's authorized capital to an unlimited number of common shares without par value.	Carried	4,391,842	34,769
4. To approve, by resolution, the canceling of the Issuer's current Articles and the adoption of new Articles of the Issuer.	Carried	4,384,442	42,169

(* withheld 2,376,049 votes - not eligible as potential grantees to vote under Toronto Stock Exchange requirements)

Dated at Vancouver, B.C., this 26th day of May, 2005.

ALMADEN MINERALS LTD.

Per:

"Duane Poliquin"

Duane Poliquin, Director